SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 23, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release of April 29, 2005

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2004 U.S. GAAP Financial Statements

The SCOR Group announces that it completed its filing with the Securities and Exchange Commission (SEC) of its 2004 Annual Report on Form 20-F. Its 2004 U.S. GAAP accounts, submitted to the Board of Directors, confirm the return to profitability of the Group in 2004.

2004 U.S. GAAP Accounts, key figures

December 31,
In EUR million	2004
Gross written premiums	2,245
Net earned premiums	2,227
Consolidated net income	247
Net technical reserves	8,867
Shareholders’ equity	1,211

In EUR
Basic earnings per share*	0.31
Basic book value per share*	1.51

*	on the basis of 803 million shares net of treasury shares (average 2004)

***

The U.S. GAAP financial statements filed today reflect restatements to SCOR’s previously filed 2002 and 2003 Annual Report on Form 20-F that the Audit Committee of SCOR and its Board of Directors, working with the company’s management, determined were necessary. Accordingly, SCOR’s U.S. GAAP financial statements and related public filings with the SEC for periods prior to 2004 should no longer be relied upon. These restatements do not impact or require any restatement of the company’s French GAAP accounts.

In the course of implementing International Financial Reporting Standards (IFRS), which the Group was required to adopt in France as of January 1, 2005 for purposes of complying with EU and French regulatory requirements, the Group identified a number of errors in its previously filed U.S. GAAP consolidated financial statements. As a result, the Group determined that it was necessary to restate its previously filed U.S. GAAP consolidated financial statements.

These restatements relate primarily to :

i) consolidation: capital leases and mutual funds;

ii) accounting for taxation: deferred taxes on the ‘‘réserve de capitalisation’’, valuation allowance;

iii) accounting for foreign currency: foreign currency transaction, translation of goodwill; impact of currency fluctuations on available for sale debt securities held in currencies other than the functional currency;

iv) accounting for post-retirement benefits;

v) accounting for other issues: impairment of securities, derivative contracts, several minor unadjusted differences for the periods concerned, costs incurred in connection with the creation of a subsidiary (SCOR Vie).

Total impact of these restatements:

(i) decrease in U.S. GAAP net loss by EUR 68 million in 2002 and EUR 65 million in 2003;

(ii) increase in U.S. GAAP assets relating to capital leases and debt by EUR 90 million in 2002 and EUR 101 million in 2003;

(iii) decrease in U.S. GAAP shareholders’ equity by EUR 67 million in 2002 and EUR 72 million in 2003.

The restatements are not expected to directly result in any default in the company’s existing debt or other contracts or affect the company’s cash or technical reserves. For a description of the restatement items, please refer to SCOR’s U.S. GAAP financial statements contained in its Annual Report on Form 20-F filed with the Securities and Exchange Commission today. 2004 U.S. GAAP Financial data and the Annual Report on Form 20-F are available on the company’s website (www.scor.com).

***

2005 Timetable
Annual General Meeting	May 31, 2005
Results for the first quarter of 2005	May 31, 2005
Results for the first semester of 2005	September 1, 2005

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by SCOR or by its officers, directors or employees acting on behalf of SCOR, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause SCOR’s actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause SCOR’s actual results or outcomes to differ materially from its expectations are those risks identified under the caption “Risk Factors” contained in item 3 of SCOR’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and SCOR’s other filings with the SEC, including, but not limited to, cyclical trends in the insurance and reinsurance sectors; the outcome of U.S. legal proceedings after the conclusion of all appeals and the allocation of liability, amount of damages and amount of indemnification ultimately allocated to SCOR and its affiliates related to the World Trade Center litigation at the conclusion of such proceedings; the frequency and severity of insured loss events, including natural and man-made catastrophes, terrorist attacks and environmental and asbestos claims, as well as mortality and morbidity levels and trends and persistency levels; the underwriting results of primary insurers and the accuracy and overall quality of information provided to SCOR by primary insurance companies with which SCOR transacts business, particularly regarding their reserve levels; the availability of and terms under which SCOR is are able to enter into retrocessional arrangements; the state of the reinsurance brokerage market and the ability of reinsurers and members of pools in which SCOR participates to meet their obligations; increasing levels of competition in France, Europe, North America and other international reinsurance markets; interest rate levels; the performance of global debt and equity markets; ratings downgrades; SCOR’s financial strength; SCOR’s ability to meet its liquidity requirements; currency exchange rates, including the euro-U.S. dollar exchange rate; economic trends in general; the outcome of reviews by U.S. insurance regulators; changes in laws, regulations and case law; political, regulatory and industry initiatives; SCOR’s ability to maintain its relationships with, and be recommended by, brokers; SCOR’s ability to implement its “Moving Forward” strategic plan and the run-off of certain of its U.S. business lines, including CRP and SCOR U.S.; the value of SCOR’s intangible assets; the ability of SCOR to improve its internal control over financial reporting and resolve material weaknesses in its internal control over financial reporting; the impact of SCOR’s conversion to International Financial Reporting Standards; the impact of operational risks, including human or systems failures; and other matters not yet known to SCOR or not currently considered material by SCOR. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to SCOR, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless SCOR is required by law to update these statements, SCOR will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.